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FORM 5
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/X/ Check box if no                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                                         WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
    Instruction 1(b)                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ / Form 3 Holdings
    Reported

/ / Form 4 Transactions
    Reported

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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
                                                                                                  X  Director         10% Owner
                                                                                                 ----              ---
                                                                                                     Officer (give    Other (Specify
                                                                                                 ----        title ---       below)
   GLANCY III       ALFRED           R.           DTE Energy Company (DTE)                                   below)
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  (Last)          (First)          (Middle)   3. IRS Identification      4. Statement for     7. Individual or Joint/Group Filing
                                                 Number of Reporting        Month/Year           (Check applicable line)
                                                 Person, if an Entity                             X   Form filed by One Reporting
   400 MAPLE PARK BOULEVARD                      (Voluntary)                                     ---- Person
   SUITE 405.                                                               12/2001                   Form Filed by More Than One
-------------------------------------------                              -------------------     ---- Reporting Person
                 (Street)                                                5. If Amendment,
   ST. CLAIR SHORES MI             48081                                    Date of Original
-------------------------------------------                                 (Month/Year)
  (City)         (State)              (Zip)
                  USA
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     5/31/2001       A     66,958.4       A       (1)(2)                            I
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                                                                                                                           By 401(k)
Common Stock                    08/31/2001       J     66,958.4 (3)   D       $42.574615   -0-                  I          Plan
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Common Stock                    05/31/2001       A     119,012.355    A       (1)(4)       119,012.355          D
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1. Exempt transaction pursuant to the merger agreement (the "Merger Agreement") between DTE Energy Company ("DTE") and MCN
   Energy Group Inc. (MCN") and in accordance with the proration and allocation procedures therein. The balance of the merger consideration due to such holders was paid to them in cash pursuant to the Merger Agreement.

2. In an exempt transaction, the reporting person received 36,659.04 shares of DTE common stock in exchange for approximately
   106,108 shares of MCN in connection with the merger (the "Merger") of MCN into DTE. In addition, the Plan purchased 30,299.36 shares of DTE common stock using the cash consideration the plan received in connection with the Merger.

3. In an exempt transaction in August 2001, the 401(k) plan disposed of 66,958.4 shares of DTE common stock held in the account of the reporting person in connection with his retirement at a price of $42.574615 per share.

4. Exempt transaction received as the stock portion of the merger consideration due in exchange for approximately 344,457.75 shares of MCN in connection with the Merger.
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
FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)              $27.62      5/31/2001      A       62,424        5/31/2001 2/22/2009  Stock   62,424          (5)
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                                                                                                  Common
Phantom Stock               1-for-1     6/27/2001      A        1,000          (6)       (6)      Stock    1,000
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                                                                                                  Common
Phantom Stock               1-for-1    10/15/2001      A       11.923          (6)       (7)      Stock   11.923         $43.195
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                                                                                                  Common
Stock Option                $45.92      6/27/01        A        1,000          (8)   6/26/2011    Stock    1,000
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)

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    62,424                      D
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     1,000                      D
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                                D
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     1,000                      D
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Explanation of Responses:

5. Received in the Merger in exchange for employee stock options to acquire 100,000 shares of MCN common stock for
   $17.25 per share.
6. The balance of the reporting person's phantom share account will be paid to him within 15 days after the date he terminates his service on the board of directors of DTE (the "Board") for any reason. Payment will be made in a lump sum in cash or, at the election of the reporting person made prior to termination of service and with the approval of the Board, in whole shares of DTE common stock with any fractional share being paid in cash. The amount of any cash distribution from the reporting person's phantom share account will be made at a value equal to the average of the high and low sales prices of a share of DTE common stock as listed in the Wall Street
   Journal for the New York Stock Exchange Composite tape on a specified date.
7. The phantom stock was accrued under the DTE Energy Company Deferred Stock Compensation Plan for Non-Employee
   Directors and is to be settled in cash or DTE Energy Common Stock upon the reporting person's retirement from the Board.
8. The options fully vest on 6-27-2002.


                                                                                           /s/ Susan M. Beale               2/14/02
                                                                                           -------------------------------  -------
                                                                                           **Signature of Reporting Person   Date
                                                                                           Attorney-in-fact

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.
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                               POWER OF ATTORNEY

STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }

                  KNOW ALL BY THESE PRESENTS that I, Alfred R. Glancy III, do hereby constitute and appoint Susan M. Beale and Eric H. Peterson and each of them, my true and lawful Attorneys-in-Fact with full power of substitution to execute and file on my behalf with the Securities and Exchange Commission any and all reports, including without limiting the generality of the foregoing, reports on Securities and Exchange Commission Forms 4 and 5 and 144, that may be required or advisable in connection with my holdings in and transactions related to securities of DTE Energy Company.

                  This Power of Attorney is effective for the period July 1, 2001, through and including July 1, 2002.

                  IN WITNESS THEREOF, I have hereto set my hand this 25th day of June, 2001.


                                        /s/ ALFRED R. GLANCY III
                                        --------------------------------------
                                        Alfred R. Glancy III


Witnesses:

/s/ SUSAN E. RISKE
-----------------------------
Susan E. Riske


/s/ JANET A. SCULLEN
-----------------------------
Janet A. Scullen


STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }


On this 25th day of June, 2001, before me personally appeared Gerard M. Anderson to me known to be the person described who executed the foregoing Power of Attorney.


                                        Subscribed and sworn to before me
                                        the 25th day of June, 2001

                                        /s/ SANDRA L. BAMBERG
                                        --------------------------------------
                                        Sandra L. Bamberg
                                        Notary Public - Wayne County
                                        My Commission Expires: 1-11-04